

ALEXCO CLOSES $9.2 MILLION FLOW-THROUGH EQUITY FINANCING

(All amounts expressed in Canadian Dollars unless otherwise indicated)

Vancouver, January 27, 2022 – Alexco Resource Corp. (NYSE American/TSX: AXU) ("**Alexco**" or the "**Company**") announces that it has closed the previously announced flow-through bought deal public offering (the "**Offering**") with a syndicate of underwriters led by Cormark Securities Inc. and including Canaccord Genuity Corp., A.G.P./Alliance Global Partners and Roth Canada, ULC (collectively the "**Underwriters**"). With full exercise of the Underwriters' over-allotment option, the Company has issued a total of 3,610,425 "flow-through" common shares (the "**Flow-Through Shares**") for gross proceeds of C$9,200,273.70.

The Flow-Through Shares are comprised of (i) 2,129,685 shares issued as "flow-through shares" (the "**CEE Shares**") with respect to "Canadian exploration expenses" ("**CEE**") within the meaning of the *Income Tax Act* (Canada) (the "**Tax Act**") at a price of C$2.70 per CEE Share; and (ii) 1,480,740 shares issued as "flow through shares" (the "**CDE Shares**") with respect to "Canadian development expenses" ("**CDE**") at a price of C$2.33 per CDE Share.

The gross proceeds from the sale of the CEE Shares will be used on exploration expenses on the Keno Hill project as permitted under the Tax Act to qualify as CEE. The gross proceeds from the sale of the CDE Shares will be used on development expenses on the Keno Hill project as permitted under the Tax Act to qualify as CDE. The Company will renounce all the CEE and CDE in favour of the subscribers of the CEE Shares and CDE Shares, respectively, effective on or before December 31, 2022, all as further described in the Prospectus (as defined below) as filed on the Company's profile on www.sedar.com.

The Offering was completed pursuant to a prospectus supplement dated January 20, 2022 to the short form base shelf prospectus of the Company dated November 2, 2020 (collectively, the "**Prospectus**") in the provinces of British Columbia, Ontario, Alberta, Saskatchewan, and Manitoba.

*The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), or under any securities laws of any state of the United States, and may not be offered or sold, directly or indirectly, or delivered within the United States or to, or for the account or benefit of, a U.S. person or person in the United States, except in certain transactions exempt from the registration requirements of the U.S. Securities Act and any applicable securities laws of any state of the United States. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States, Canada or in any other jurisdiction where such offer, solicitation or sale is unlawful. "United States" and "U.S. person" are as defined in Regulation S under the U.S. Securities Act.*

Head Office

T. 604 633 4888

Alexco Resource Corp.
Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216
Vancouver, BC V7X 1M9
Canada

F. 604 633 4887



About Alexco

Alexco is a Canadian primary silver company that owns and operates the majority of the historic Keno Hill Silver District, in Canada's Yukon Territory, one of the highest-grade silver deposits in the world. Alexco is currently advancing Keno Hill to commercial production and commenced concentrate production and shipments in the first quarter of 2021. Keno Hill is expected to produce an average of approximately 4.4 million ounces of silver per year contained in high quality lead/silver and zinc concentrates. Keno Hill retains significant potential to grow and Alexco has a long history of expanding the operation's mineral resources through successful exploration.

Contact

Clynton R. Nauman, Chairman and Chief Executive Officer
Rajni Bala, Investor Relations and Communications Lead
Phone: (778) 945-6577
Email: info@alexcoresource.com

*Certain statements ("**forward-looking statements**") in this news release contain forward-looking information concerning plans related to Alexco's business and other matters that may occur in the future, made as of the date of this news release including the intended use of proceeds from the sale of the Flow-Through Shares and the tax treatment of the Flow-Through Shares. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to legislative and/or regulatory changes; risks and uncertainties relating to the COVID-19 pandemic including but not limited to business closures, travel restrictions, quarantines and a general reduction in consumer activity; actual results and timing of exploration and development, mining, environmental services and remediation and reclamation activities; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineral resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumptions that circumstances surrounding the COVID-19 pandemic, although evolving, will stabilize or at least not worsen; that the extent to which COVID-19 may impact the Company, including without limitation disruptions to the mobility of Company personnel, costs associated with implementation of health and safety protocols, increased labour and transportation costs, and other related impacts, will not change in a materially adverse manner; that Alexco will be able to raise additional capital as necessary, that the proposed exploration and development activities will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.*